SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No. 1)(1)


                             Preferred Voice, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   740432109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 January 1, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740432109                  13G                       Page 1 of 3 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


Pacific Assets Management, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES      0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY     1,419,834
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING    0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH       1,419,834
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


1,419,834
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


7.48%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


IA  OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 740432109                  13G                       Page 2 of 3 Pages


Item 1.

      (a).   Preferred Voice, Inc.
      (b).   6500 Greenville Avenue, Suite 570
             Dallas, TX  75206

Item 2.

      (a).   Pacific Assets Management, LLC ("Pacific")
      (b).   199 Avenue of the Stars, Suite 2530
             Los Angeles, CA  90067

Item 3.      Not applicable

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          1,419,834
          ----------------------------------------------------------------------

     (b)  Percent of class:
          7.48%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote 0
                                                       -------------------------

         (ii)  Shared power to vote or to direct the vote 1,419,834
                                                         -----------------------

         (iii) Sole power to dispose or to direct the disposition of 0
                                                                    ------------

         (iv)  Shared power to dispose or to direct the disposition of 1,419,834
                                                                       ---------

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         Not applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable

Item 8.  Identification  and  Classification  of Members of the Group.

     Pacific does not hold the subject securities as part of a group. However, Pacific serves as investment manager JMG Triton Offshore Fund Ltd. ("JMG") a British Virgin Islands corporation, which is the direct owner of the subject securities,and has the power to determine whether or when such securities will be sold. JMGintends to file a Schedule 13G with respect to the subject securities pursuant to Rule 13d-1(b). Certain of the subject securities are owned on behalf of JMG by its wholly-owned subsidiary, Triton Capital Investments, Ltd., a registered broker-dealer. Pacific specifically disclaims beneficial ownership of the securities of Preferred Voice, Inc. which are the subject of a Schedule 13G filing made by JMG Capital Partners, L.P.


Item 9.  Notice of Dissolution of Group.

         Not applicable

CUSIP No. 740432109                  13G                       Page 3 of 3 Pages

Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."





                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        January 18, 2002
                                        ----------------------------------------
                                                        (Date)


                                        /s/ Jonathan M. Glaser
                                        ----------------------------------------
                                                      (Signature)


                                        Jonathan M. Glaser, Member of Management
                                        ----------------------------------------
                                        Board of Pacific Assets Management, LLC
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).